Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

May 13, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Staff Accountant

Re:	Extension of response period to Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated May 1, 2014

Dear Ms. Pyles:

Acacia Research Corporation (the “Company”) is in receipt of the Staff comments made by letter dated May 1, 2014 (the “Comment Letter”) in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 (File No. 000-26068). The Comment Letter requests that the Company provide a response to the Staff comments contained therein “within ten business days [of the receipt of the Comment Letter]” or that the Company advise the Staff when the Company will provide the requested response. Per our telephone conversation, the Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter on May 23, 2014.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer